MAG Silver Corp

For Immediate Release

October, 18 2006

MAG SILVER AND PEÑOLES INTERSECT MORE HIGH GRADE
AT JUANICIPIO -  1,347 G/T SILVER (43.3 OUNCES) OVER 8.05 METRES.

Vancouver, B.C... MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announce assay results from two veins intersected in the first hole of the definition drill program on the Valdecañas Vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico.

Assay results from the Valdecañas Vein proper in Hole 17 returned 1,347 grams silver and 0.50 grams gold over 8.05 metres (7.0 metres true width). See table below for details.

A second vein, named the “Valdecañas Footwall Vein”, was intercepted 53.9 metres down hole from the main Valdecañas Vein intercept reported above. This vein returned 683 grams tonne silver (21.9 ounces) over 5.10 metres (4.4 metres true width).

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc
			metres	Grams/T	Ounces/T	Grams/T	%	%
JI-06-17	625.2	636.25	8.05	1,347	43.3	0.50	1.31	2.69
Including	628.6	633.25	4.65	2,255	72.5	0.20	2.04	3.55

2nd VEIN	687.15	692.25	5.10	683	21.9	0.41	0.12	0.25

The hole lies on the same section as Holes 16 and 13 (see p/r dated January 23rd, 2006). The upper intercept is clearly the Valdecañas Vein, intersected 60 metres up-dip from the Hole 16 intercept reported earlier.

The Valdecañas Footwall Vein is a new discovery that had not been reached by previous drill holes in the area.

“These intersections confirm the excellent grade and width for the Valdecañas Vein discovery” said Dan MacInnis, President of MAG Silver. “The Valdecañas Footwall Vein adds considerably to the potential for multiple vein discoveries in the project area.”

“The current 18 hole, 15,000 metre drill program will test the Valdecañas Vein for a minimum of 1,200 metres along strike,” said David Giles, Exploration Manager for Peñoles. “We have three drills operating on the Valdecañas Vein and its discovery is rapidly contributing to the expansion of one of the world’s greatest silver districts.”

Further results will be forthcoming over the next several months.

The Peñoles/MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples pulps are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development ) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.